UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Houghton Mifflin Harcourt Company

(Name of Subject Company)

Houghton Mifflin Harcourt Company

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA 02110

(617) 351-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz, Esq.

Joseph Conahan, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Houghton Mifflin Harcourt Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Harbor Purchaser Inc., a Delaware corporation, and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation, which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $21.00 per share, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 7, 2022 and the related letter of transmittal.

As previously disclosed or as disclosed herein, subsequent to the Company filing the Schedule 14D-9 with the SEC, a putative shareholder complaint was filed in the United States (U.S.) District Court for the Southern District of New York (S.D.N.Y.) against the Company and each member of the Company’s Board, captioned Stein v. Houghton Mifflin, et al., No. 1:22-cv-01914. A second putative shareholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned O’Dell v. Houghton Mifflin, et al., No. 1:22-cv-01932. A third putative shareholder complaint was filed against the same parties in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), captioned Justice v. Houghton Mifflin, et al., No. 1:22-cv-01320. A fourth putative shareholder complaint was filed against the same parties in the U.S. District Court for the Eastern District of Pennsylvania, captioned Whitfield v. Houghton Mifflin, et al., No. 2:22-cv-00916. A fifth putative shareholder complaint was filed against the same parties in the U.S. District Court for the E.D.N.Y., captioned Williams v. Houghton Mifflin, et al., No. 1:22-cv-01374. A sixth putative shareholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Frieman v. Houghton Mifflin, et al., No. 1:22-cv-02166. On March 21, 2022, a seventh putative shareholder complaint was filed against the same parties in the U.S. District Court for the District of Delaware, captioned Morin v. Houghton Mifflin, et al., No. 1:22-cv-00356.

The Company believes that these complaints lack merit. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of the plaintiffs’ disclosure claims in the Stein, O’Dell, Justice, Whitfield, Williams, Frieman and Morin actions, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to supplement the Schedule 14D-9 with the disclosures set forth in Item 4 below. Nothing in the below disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the complaints that any additional disclosure was or is required.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 2.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first paragraph on p. 2 under the subsection “—Tender Offer and Merger”:

“On March 21, 2022, the Company, Parent and Purchaser entered into Amendment No. 1 to the Merger Agreement, which Amendment is filed as Exhibit (e)(32) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 30 under the subsection entitled “—Opinion of the Company’s Financial Advisor— Summary of Evercore’s Financial Analyses—Discounted Cash Flow Analysis” in its entirety with the following:

“Evercore performed discounted cash flow analyses of the Company to calculate the estimated present value of the unlevered free cash flow (as described in “—Company Forecasts”) that the Company was forecasted to generate during the Company’s fiscal years 2022 through 2026 based on the Company Forecasts. Evercore calculated terminal values for the Company by applying perpetuity growth rates of 3.0% to 4.0%, which range was selected based on Evercore’s professional judgment and experience and based upon the sector in which the Company operates, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate. The cash flows and terminal values in each case were then discounted to present value as of March 31, 2022, which was based upon Evercore’s professional judgment and experience, using discount rates ranging from 11.50% to 13.50%, which were based on an estimate of the Company’s weighted average cost of capital, and the mid-year cash flow discounting convention. Evercore estimated the Company’s weighted average cost of capital based on the application of the capital asset pricing model and its professional judgment given the nature of the Company’s business and its industry. Based on this range of implied enterprise values, the Company’s estimated net debt of approximately $3.0 million (calculated as total debt, plus tax-effected pension liability, less cash and cash equivalents) as of March 31, 2022, and the number of fully diluted shares of Common Stock (such number of outstanding shares being 134,407,976 assuming consideration of $21.00 per share in the Merger), in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per share of Common Stock of $17.17 to $22.56. Evercore also performed an additional discounted cash flow analysis with the same calculations but added a tax attributes valuation based on tax asset estimates provided by the Company to calculate the incremental value of tax attributes. Based on this analysis, and using the same discount rates, Evercore derived a range of implied equity values per share of Common Stock of $19.11 to 24.64.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 33 under the subsection entitled “—Opinion of the Company’s Financial Advisor—Equity Research Analyst Price Targets” in its entirety with the following:

“Evercore reviewed selected public market trading price targets for the Common Stock prepared and published by equity research analysts that were publicly available as of February 18, 2022, the last full trading day prior to the delivery by Evercore of its opinion to the Board. These price targets reflect analysts’ estimates of the future public market trading price of the Common Stock at the time the price target was published. As of February 18, 2022, the range of selected equity research analyst price targets per Share was $17.50 (Citi), $18.00 (Goldman Sachs) and $20.00 (BMO). Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of the Company and future general industry and market conditions.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph on page 35 under the subsection entitled “—Opinion of the Company’s Financial Advisor—Miscellaneous” in its entirety with the following:

“During the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Company and Evercore has not received any compensation from the Company during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have advised / provided financial advisory or other services related to merger and acquisition transactions to Veritas for which Evercore received fees, in the aggregate, of approximately $0 in 2020, $15 million in 2021 and $60 million in 2022. The $15 million in 2021 and $60 million in 2022 reflected fees in connection with two discrete deals in 2021 and one in 2022. Evercore and its affiliates may provide financial advisory or other services to the Company and Veritas in the future (though in the case of Veritas, unrelated to the Transactions), and in connection with any such services Evercore may receive compensation.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table on page 37 under the subsection entitled “—Certain Company Forecasts—Initial Forecast” in its entirety with the following:

	2021E		2022E	2023E	2024E
Billings	$1,084		$1,160	$1,217	$1,311
% Growth			7.0%	5.0%	7.7%
Revenue	$1,002		$1,099	$1,156	$1,188
% Growth			9.6%	5.2%	2.8%
Cost of Sales	($337)		($351)	($356)	($367)
Selling and Administrative	($469)		($478)	($492)	($502)
Adjusted EBITDA(1)	$196		$270	$308	$319
% Margin	19.6%		24.5%	26.7%	26.9%
Adjusted EBITDA Less Plate CapEx	$139		$214	$250	$261
% Margin	13.9%		19.5%	21.7%	22.0%
Adjusted EBITDA Less Total CapEx	$99		$165	$202	$214
% Margin	9.9%		15.1%	17.5%	18.0%
Net Income	($78	) (2)	$17	$96	$109

(1)

The Company is unable to reconcile the forecasts of Adjusted EBITDA to net (loss) income because certain information necessary for this reconciliation is not available without unreasonable effort since it is difficult to predict and/or dependent on future events that are outside of the Company’s control.

(2)

Net Income for 2021 has been adjusted to eliminate the impact of the sale of the Company’s Books and Media business, which has been removed from continuing operations and classified as discontinued operations.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table on page 38 under the subsection entitled “—Certain Company Forecasts—Revised Forecast and Extrapolations” in its entirety with the following:

	2021A	2022E	2023E	2024E	2025E	2026E	2026E Norm. (1)
Billings	$1,109	$1,188	$1,257	$1,377	$1,428	$1,560	$1,496
% Growth		7.1%	5.8%	9.6%	3.7%	9.2%
Revenue	$1,050	$1,121	$1,214	$1,261	$1,347	$1,471	$1,411
% Growth		6.8%	8.2%	3.9%	6.8%	9.2%
Cost of Sales (2)	($321)	($346)	($360)	($385)	N/A	N/A	N/A
Selling and Administrative (2)	($461)	($489)	($504)	($515)	N/A	N/A	N/A
Adjusted EBITDA	$270	$286	$350	$361	$410	$465	$431
% Margin	25.7%	25.5%	28.8%	28.6%	30.5%	31.7%	30.5%
Adjusted EBITDA Less Plate CapEx	$214	$229	$292	$302	$353	$407	$374
% Margin	20.4%	20.4%	24.1%	24.0%	26.2%	27.7%	26.5%
Adjusted EBITDA Less Total CapEx	$175	$180	$244	$255	$304	$354	$324
% Margin	16.7%	16.1%	20.1%	20.2%	22.6%	24.1%	22.9%
Net Income (2)	$2 (3)	$61	$141	$154	N/A	N/A	N/A

(1)

2026E Normalized is adjusted to account for the multi-year cyclicality in core curriculum purchasing cycles in California, Florida, and Texas (“Big 3”) and is based on the 8-year average of Billings between 2017 and 2024E to account for that cycle. Big 3 financials assume the same Big 3 Adjusted Cash EBITDA% margin and CapEx % of Billings as 2026E.

(2)	The Company did not prepare projections for 2025 and 2026 in these categories as part of preparing the Revised Forecast.
(3)

Net Income for 2021 has been adjusted to eliminate the impact of the sale of the Company’s Books and Media business, which has been removed from continuing operations and classified as discontinued operations.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 39 in its entirety with the following:

“In connection with Evercore’s services as the Board’s financial advisor, the Company has agreed to pay Evercore a fee currently estimated to be approximately $32 million, of which $1 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Evercore for its reasonable expenses, not to exceed $50,000, and its reasonable and documented legal fees, not to exceed $100,000, and to indemnify Evercore and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the first paragraph in the subsection entitled “—Legal Proceedings” in its entirety as follows:

“On March 7, 2022 a putative shareholder complaint was filed in the United States (U.S.) District Court for the Southern District of New York (S.D.N.Y.) against the Company and each member of the Company’s Board, captioned Stein v. Houghton Mifflin, et al., No. 1:22-cv-01914. On March 8, 2022, a second putative shareholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned O’Dell v. Houghton Mifflin, et al., No. 1:22-cv-01932. On March 10, 2022, a third putative shareholder complaint was filed against the same parties in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), captioned Justice v. Houghton Mifflin, et al., No. 1:22-cv-01320. The same day, a fourth putative shareholder complaint was filed against the same parties in the U.S. District Court for the E.D.Pa., captioned Whitfield v. Houghton Mifflin, et al., No. 2:22-cv-00916. On March 12, 2022, a fifth putative shareholder complaint was filed against the same parties in the U.S. District Court for the E.D.N.Y., captioned Williams v. Houghton Mifflin, et al., No. 1:22-cv-01374. On March 16, 2022, a sixth putative shareholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Frieman v. Houghton Mifflin, et al., No. 1:22-cv-02166. On March 21, 2022, a seventh putative shareholder complaint was filed against the same parties in the U.S. District Court for the District of Delaware, captioned Morin v. Houghton Mifflin, et al., No. 1:22-cv-00356.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(e)(32)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 21, 2022, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit (d)(5) to Amendment No. 2 to the Schedule TO filed by Parent and Purchaser on March 22, 2022)

(e)(33)*	Notice to Holders of Company Options and Company RSUs

(e)(34)*	Participant FAQ re. Selling into Tender Offer and Equity Award Treatment for Employee Stock Purchase Plan Participants

(e)(35)*	Participant FAQ re. Selling into Tender Offer and Equity Award Treatment for Holders of Company Options, Company RSUs and Company PRSUs

(e)(36)*	Participant FAQ re. Selling into Tender Offer and Equity Award Treatment for Holders of Company RSUs

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2022

Houghton Mifflin Harcourt Company

By:	/s/ William F. Bayers
William F. Bayers
Executive Vice President, Secretary and General Counsel